Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, June 16, 2026

FAIRFAX ANNOUNCES COMPLETION OF KENNEDY WILSON TAKE-PRIVATE TRANSACTION

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) (“Fairfax”) announced today that the previously announced acquisition of Kennedy-Wilson Holdings, Inc. (“Kennedy Wilson”) by an entity affiliated with a consortium (the “Consortium”) led by William McMorrow, Chairman and Chief Executive Officer of Kennedy Wilson, certain other senior executives of the Company (collectively, the “KW Management Group”), and certain affiliates of Fairfax for US$10.90 per share in cash pursuant to a Merger Agreement has been completed. The KW Management Group, led by William McMorrow, has effective and operational control of and continues to lead and have ultimate responsibility for Kennedy Wilson and its subsidiaries while Fairfax holds a majority of the economic interest.

In addition, an affiliate of the Consortium (the “Borrower”) entered into a Term Loan Credit Agreement (the “Credit Agreement”) pursuant to which it obtained a three-year US$1.3 billion term loan facility. In connection with the Credit Agreement, Fairfax agreed to provide a stand-by guarantee pursuant to which Fairfax would agree, upon the occurrence of certain events under the Credit Agreement, to guarantee in favour of the lenders the obligations of the Borrower under the Credit Agreement.

About Fairfax

Fairfax Financial Holdings Limited is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

Fairfax Financial Holdings Limited’s head and registered office is located at 95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7.

For further information, contact:    John Varnell, Vice President, Corporate Development at (416) 367-4941

Certain statements contained herein may constitute “forward-looking statements” and are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. securities laws. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: our ability to complete acquisitions and other strategic transactions on the terms and timeframes contemplated, and to achieve the anticipated benefits therefrom; a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including unfavourable changes in interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our operating results and investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors’ premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; an increase in the amount of capital that we and our subsidiaries are required to maintain and our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Bermuda, Canada or other jurisdictions in which we operate; risks associated with applicable laws and regulations relating to sanctions, anti-money laundering and corrupt practices in Canada and in foreign jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; financial reporting risks relating to deferred taxes associated with amendments to IAS 12 – Income Taxes; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; risks associated with Canadian or foreign tax laws, or the interpretation thereof; technological or other change that adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; assessments and shared market mechanisms that may adversely affect our insurance subsidiaries; risks associated with economic disruptions from global conflicts and the development of other geopolitical events worldwide; and risks associated with tariffs, trade restrictions, or other regulatory measures imposed by domestic or foreign governments that may, directly or indirectly, affect our business. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, and in our base shelf prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR+ at www.sedarplus.ca. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.